

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 27, 2016

Stepan Feodosiadi
Chief Executive Officer
Battlers Corp.
No.1 Street
Sophora Court
1/27, Larnaka, Cyprus, 6021

> **Re: Battlers Corp.**
> **Registration Statement on Form S-1**
> **Filed August 31, 2016**
> **File No. 333-213393**

Dear Mr. Feodosiadi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note there references in your Table of Contents to page numbers. These do not appear to be reflected throughout the prospectus. Please revise to number each page of your prospectus.

Prospectus Summary

3. We note your statement that your "sole officer and director has the experience and needed skills for such work . . . ." Please provide a basis for this statement, as we note that the only experience attributed to Mr. Feodosiadi in the prospectus is his work as technical engineer. Please also revise your disclosure in Mr. Feodosiadi's biography to clarify what duties he performs as a technical engineer and whether he still holds that position.

4. Please disclose your current cash balance on hand as of the most recent practicable date and also disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate.

Security Ownership of Certain Beneficial Owners and Management

5. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Item 16. Exhibits

6. We note that Exhibit 10.2 appears to be the Lease Agreement described as Exhibit 10.3. Please correct the exhibit number and file the Sales Contract as Exhibit 10.2. Additionally, please expand the disclosure in your management's discussion and analysis to discuss the nature and material terms of the sales contract.

Exhibit 23.1

7. In the first sentence, please clarify whether the auditors' report included in the Registration Statement is dated August 16, 2016 or August 30, 2016 with respect to your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Michael H. Hoffman
        Hoffman & Weigel, PLLC